January 26, 2009

Chris White Branch Chief Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, D.C. 20549-7010
Re:	NovaGold Resources Inc. (“NovaGold or the Company”)

Staff Comments dated November 21, 2008, regarding

Form 40-F for Fiscal Year Ended November 30, 2007

Filed March 4, 2008

File No. 1-31913

Dear Mr. White:

We write in response to your letter dated November 21, 2008 in connection with the review of the above-referenced annual report on Form 40-F (the “2007 40-F”). For reference purposes, we have included your original questions and noted our response in the same order as was originally quoted in your letter.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Form 40-F for the Fiscal Year Ended November 30, 2007

Table of Contractual Commitments, page 8

1.	Please revise this table to include other long-term obligations reflected on your balance sheet. Refer to Regulation S-K, Item 303(a)(5)(i) for further guidance.

Background and Analysis

The Company would make the following revision to the table filed within the Form 40-F by amending the table as follows:

Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	6.8	0.9	2.1	0.6	3.2
Purchase Obligations	67.8	3.0	-	-	64.8
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP	74.2	62.5	-	-	11.7

Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada

Telephone 604-669-6227   •  Facsimile 604-669-6272   •  www.novagold.net

Toronto Stock Exchange: NG   •  American Stock Exchange: NG

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Total	148.8	66.4	2.1	0.6	79.7

Due to the timing of the comment letter, management requests that it reflect the revision in the Form 40-F to be filed for the year ended November 30, 2008 which is anticipated to by filed on or about February 28, 2009 (the “2008 40-F”).

Exhibit 99.2 – Audited Consolidated Financial Statements

Independent Auditors’ Report, page 12

2.	In an amended filing, provide an audit opinion signed by your independent auditors.

Background and Analysis

A signed audit opinion had been received from the Company’s auditors, PricewaterhouseCoopers LLP, prior to filing. Mistakenly, this was not EDGARized appropriately, as it excluded “[signed: PricewaterhouseCoopers LLP]”.

The Company refers to the audited financial statements filed on www.sedar.com which reflect this oversight was purely administrative. Due to the timing of the comment letter and the availability of the signed audit opinion on SEDAR, management requests that it not be required to amend the 2007 40-F. Management will ensure that a signed audit opinion is included with the 2008 40-F.

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies

Mineral properties and related deferred costs, page 20

3.

We note your accounting policy to measure for impairment of mineral properties and related costs is based on estimates of future cash flows, when available or alternative methods if cash flows are not determinable. Please tell us the method used to determine no provision for impairment was necessary for the Galore Creek project. Include a list of all assumptions and input values used and your analysis supporting the reasonableness of such assumptions and values. In your response, please address the results of your impairment analysis under both Canadian and U.S. Generally Accepted Accounting Principles (GAAP).

Background and Analysis

To test recoverability and to determine fair value of the Galore Creek project, management used the accepted methods of analyzing cash flows of the project based on all available information the Company had to date. The Galore Creek Partnership through its operating company, Galore Creek Mining Corporation (“GCMC”), engaged AMEC to produce a cash flow model based on revised capital costs and operating costs. At the same time, Teck Cominco’s (“Teck”) internal valuation team prepared a ‘real option pricing model’ for the Galore Creek project. Both models had some inconsistencies with their design with the AMEC model being static and Teck’s internal model being out of date compared with the most recent understanding by AMEC of capex and operating costs. The Galore Creek Partnership engaged an external advisor to combine the models into one working model to assist NovaGold and Teck in calculating undiscounted, discounted and risk adjusted cash flows expected from the project for their respective impairment testing.

Cash flows used to test for recoverability incorporated the enterprises own assumptions about its use, considering all available evidence. If alternative course of action to recover the carrying amount is under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely

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course of action, the likelihood of those possible outcomes is considered. A probability-weighted approach may be useful in considering the likelihood of possible outcomes.

Undiscounted cash flows were calculated with no commodity price escalation, CPI inflation, capital expenditure inflation and operating cost inflation. The Company considered the following four scenarios as most relevant for the undiscounted cash flow analysis.

	Au US$/ounce	Cu US$/lb	Ag US$/ounce	FX Cdn/US	Net C$million
1. AMEC model	$650	$1.50	$10	1.15	($418)
2. GCMC model	$650	$1.55	$11	1.11	($429)
3. NG model	$700	$1.75	$11	1.10	$790
4. Historical 3 yr Average	$581	$2.65	$10.75	1.10	$4,449

Probability was assigned equally at 25% to the four scenarios in an attempt to remove bias to each scenario.

AMEC	($418)	X 25%	= ($104.50)
GC Resource	($429) X 25%	= ($107.25)
NG long term	$790 X 25%	= $197.50
Historical	$4,449 X 25%	= $1,112.25

Undiscounted cash flow	= $1,098.00

The book value, under Canadian GAAP, for the Galore Creek project at November 30, 2007 is approximately $621 million ($384 million in PP&E and $237 million in Mineral Properties). Therefore, as the book value does not exceed the probability-weighted undiscounted cash flow of $1,098 million, no impairment exists at November 30, 2007 under Canadian GAAP.

Under US GAAP, the book value excludes exploration expenditures of $124 million as these costs are expensed when incurred for US GAAP purposes, therefore the book value, under US GAAP, for the Galore Creek project at November 30, 2007 is approximately $497 million ($384 million in PP&E and $113 million in Mineral Property acquisition costs). As this book value does not exceed the probability-weighted undiscounted cash flow, no impairment exists at November 30, 2007 under US GAAP.

As a result of the above analysis, the cash flow test for recoverability indicates that no impairment exists at the Company’s year ended November 30, 2007.

4.	On a similar matter, please tell us how you considered amounts recorded as construction in progress costs for Galore Creek and suspension costs in your impairment analysis.

Background and Analysis

Please refer to the above analysis, which included construction in progress and capitalized suspension costs of $15 million relating to equipment purchased on settlement of contracts (these costs are included in the construction in progress amount).

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Note 3, Galore Creek Partnership, page 22

5.

We note the $30.4 million project suspension cost recovery in periods subsequent to November 30, 2007. Your disclosure in the Form 6-K for the interim period ended August 31, 2008 indicates the recovery is due to the settlement of six contracts. However, it appears this demobilization project is ongoing and the related accrual will require additional adjustment in future periods. Tell us how your accrual as of November 30, 2007 and this related reversal conform to the requirements of Statement of Financial Accounting Standards (SFAS) 5 and FASB Interpretation 14 and do not require adjustment within the reconciliation to U.S. GAAP in note 16. Include in your response how this reversal will be reported in your reconciliation to U.S. GAAP in your Form 40-F for Fiscal Year 2008.

Background and Analysis

Per SFAS 5 and FASB Interpretation 14, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

(a)

Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

(b)	The amount of loss can be reasonably estimated.

The Company believes that both of these conditions were met based on the following:

The Company believed that the suspension announcement and the subsequent suspension letters dated November 26, 2007 (i.e. prior to the year ended November 30, 2007) provided to the vendors constituted a constructive liability that entailed a future settlement with little or no discretion to avoid.

The Company believed that a constructive obligation existed relating to the shutdown costs as there was little or no discretion to avoid the future costs of removing the contractors’ equipment from the site and thus, a liability for these costs was estimated based on the provisions of the various contracts and provided for at November 30, 2007. These costs also included stand-by charges for idle equipment and other demobilization related costs such as camp costs, helicopter support costs and additional personnel costs.

The Company’s legal counsel also believed that at the date of Teck and NovaGold signing the revised letter agreement, both companies had a legal obligation to fund the suspension costs. These costs were a future certainty, and created little to no economic benefit to the partnership and could not be avoided.

The Company recorded a liability of approximately $5.0 million at the year end for all the employees identified in the current suspension program as the Company provided all Galore Creek employees correspondence notifying them of the potential termination of all positions on December 7, 2007 as a result of the suspension decision publicly announced on November 26, 2007. Although the notification date was subsequent to year end, it was management’s intention to inform the employees as soon as was practicable. This was management’s best estimate to date and was subject to change with new information. A detailed review between the human resources teams at NovaGold and Teck Cominco and their respective lawyers and the group concluded that a “group termination” of construction employees would be triggered sometime during 2008 with the number of staff being terminated throughout the year. The requirement to keep certain employees on staff is unique since the snow fall in the winter months and the snow melt in the spring causes a delay in access for demobilization efforts into the summer. The Company needed to continue to keep certain employees on staff to assist with the demobilization and thus, it is a cost to the Company that will also have no future economic benefit. The salaries and

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severance costs of all the affected employees was included in the suspension costs accrued at the year end. The salaries for any employees identified as providing care and maintenance services during 2008 was expensed as a period cost as incurred.

With respects to the adjustment of the estimated suspension costs resulting in a reversal of $32 million in the current year earnings, these will be reflected as current year earnings in the 2008 40-F as per the guidance of SFAS 154 Accounting Changes and Error Corrections and APB Opinion No. 20 Accounting Changes. Based on information made available subsequent to the issuance of the November 30, 2007 financial statements (i.e. subsequent contract settlements), it became apparent that the amount allowed for by GCMC was greater than amount that would end up necessary to satisfy the contract settlements and demobilization efforts, primarily as a result of GCMC purchasing equipment that it intended to use in the future, rather than having to pay stand-by fees, helicopter transportation costs, etc that were estimated in order to remove the contractors’ equipment from the construction sites. Thus, as these contracts were settled during fiscal 2008, and the events and conditions were not in place at November 30, 2007, management believes that no adjustment to the recorded liability at November 30, 2007 is required, and that the adjustment should be reflected in fiscal 2008.

Note: The Company also referred to FAS 146, and Canadian GAAP standards EIC134 and EIC-135 when calculating the accrual recorded at November 30, 2007.

Note 5 – Mineral properties and related deferred costs, page 26

(c)

We note the amendment of the Mining Venture Agreement (MVA) with Barrick Gold Corp. (Barrick). Your annual information form discloses on page 13 that this amendment arose over a dispute regarding a back-in agreement. The amendment reduces your ownership percentage from 70% to 50% and requires you to reimburse Barrick US $64.8 million which you have accrued. Tell us whether you have accounted for this accrual as an additional investment in Donlin, as a current expense or in some other manner. If you have not recorded this as an expense, tell us why you believe this treatment is in accordance with U.S. GAAP. Please cite authoritative literature in your response.

Background and Analysis

The amounts accrued in relation to amounts owing to Barrick US were expensed during the year ended November 30, 2007 as the costs were incurred by Barrick US on exploration and development of Donlin Creek. Donlin Creek did not yet have proven reserves (i.e. a bankable feasibility study had not been approved).

Note 6 – Power project development costs, page 27

(d)

During fiscal year 2006, you recorded approximately $60.1 million as the fair value of intangible assets related to power generation and transmission rights upon acquisition of Coast Mountain Power Corp. We understand these transmission rights were to be used to provide access to power for the Galore Creek project. We note a majority of this amount has been reclassified as of November 30, 2006 to property, plant and equipment in your balance sheet. However, you had previous disclosed these amounts were intangible assets that were to be amortized over their useful life when commercial production of Galore Creek begins. Tell us why these amounts have been reclassified and how they have been accounted for under Canadian and U.S. GAAP. In your response, please also address how these amounts were analyzed for impairment as the Galore Creek project has been suspended.

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Background and Analysis

As these transmission rights were contributed to the Galore Creek Partnership as part of the Company’s initial contribution and acquisition of its share in the Partnership, the Company considers them part of the capitalized cost of the project and has thus included them as part of the property, plant & equipment.

These amounts were included in the construction in progress costs balance noted in the point #3 above and were analyzed for impairment with these amounts.

Exhibit 99.3

Critical Accounting Estimates, page 6

(e)

The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.
b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.
c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

Background and Analysis

This disclosure is contained in the Company’s Canadian Annual Information Form (AIF). The Company files its Annual Report on Form 40-F and its disclosure is governed by Canadian regulatory standards and not United States regulatory guidance. The Company believes this disclosure in the 2007 40-F complies with the Canadian standards and this disclosure has been reviewed by the British Columbia Securities Commission which did not comment on it. Nonetheless the Company will prepare its 2008 AIF to include disclosure responsive to this comment.

Engineering Comments

General

(f)	Please disclose the following information for each of your properties:
•	The nature your company’s ownership or interest in the property. Please describe the mineral lease/ownership concerning Native American Corporations in Alaska.
•	A description of all interests in your properties, including the terms of all underlying agreements.
•	The basis and duration of your mineral rights, surface rights, claims or concessions.
•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

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•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.
•	The area of the claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Background and Analysis

This disclosure is governed by Canadian standards and the Company believes it satisfies these standards. Because the Company reports on Form 40-F, Canadian disclosure standards and not Industry Guide 7 apply. The Company belives its disclosure concerning its properties sets forth all material information concerning these properties, including most of the information requested by this comment and is in compliance with Canadian disclosure standards. Nonetheless the Company intends to provide information in its future disclosure in a manner to comply with the above request.

(g)

Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale or representations of scale, such as “one inch equals one mile”, may be utilized if the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Background and Analysis

As noted above, Industry Guide 7 does not apply, and the requested maps are not required by Canadian standards although the Company’s website includes a map similar to that requested on its homepage: www.novagold.com. Nonetheless the Company will put this disclosure in its next AIF and the 2008 Form 40-F.

Closing Comments

NovaGold acknowledges that:

•	NovaGold is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	NovaGold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-669-6227.

Sincerely,

 NOVAGOLD RESOURCES INC.

_______________________

Robert J. (Don) MacDonald

Chief Financial Officer

cc:	Rick Van Nieuwenhuyse, President and CEO
Robert Wooder, Blake, Cassels & Graydon LLP
Kimberley R. Anderson, Dorsey & Whitney LLP